EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Inc. Announces Secured Debenture Financing

     TORONTO, Sept. 29 /CNW/ - PreMD Inc. (TSX: PMD; PREMF.pk) today announced that it has entered into an agreement with Midsummer Investment, Ltd. with respect to an offering of approximately CDN$500,000 of secured debentures (the
"Debentures"). Several additional existing institutional, qualified investors and insiders have also agreed to participate. The proceeds from the private placement are to be used for general corporate purposes.
     "We have been actively evaluating multiple sales and distribution options for our PREVU technology, and have been involved in several discussions. We remain focused on expanding the market for our existing products in the cosmetics industry while advancing our pipeline of cancer detection products towards the conclusions of the three pivotal clinical trials that are expected this fall," said Brent Norton, president and CEO of PreMD. "This financing should enable us to carry forward with our goals into 2009 while we implement our plans to monetize various tangible and intangible assets."
     The Debentures mature 12 months after the date of issuance at an amount equal to CDN$1,100 per CDN$1,000 principal amount and will be secured against the assets of the Company. The Debentures will contain certain accelerated pre-payment provisions at the option of the holders or the Company. PreMD will also issue approximately 6.7 million common share purchase warrants (the
"Warrants"), each Warrant being exercisable for a period of three years into one common share at a price equal to 100% of the 5-day volume-weighted average price of the common shares on the Toronto Stock Exchange prior to closing. The sale of the Debentures and Warrants is expected to close on or before
October 3, 2008 subject to the satisfaction of certain closing conditions and any necessary regulatory approvals from the Toronto Stock Exchange.
     The common shares issuable upon exercise of the Warrants will be subject to a Canadian statutory hold period of four months and a day after the closing date. In addition, neither the Debentures nor the Warrants have been registered with the United States Securities and Exchange Commission (the
"SEC") or the securities commission of any state in reliance upon one or more exemptions from the securities registration requirements pursuant to the
Securities Act of 1933, as amended (the "US Securities Act"), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the US Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in accordance with applicable state securities laws.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Brent Norton,
President & CEO, Tel: (416) 222-3449 ext 22, Email: bnorton(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 09:45e 29-SEP-08